

November 9, 2010

Mr. Roger S. Manny
Executive Vice President and Chief Financial Officer
Range Resources Corporation
100 Throckmorton Street, Suite 1200
Forth Worth, Texas 76102

      Re: **Range Resources Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 24, 2010
              File No. 1-12209

Dear Mr. Manny:

We have reviewed your response letter dated September 8, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

After reviewing the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 25, 2010.

Properties

Proved Reserves, page 20

1.   We note your response to prior comment 2. However, as your NGL reserves represent 10% of your total proved reserves these appear significant and should and be disclosed separately. Please revise.

Reserve Estimation, page 22

2.   In response to prior comment 3, you disclose that you will <u>suggest</u> to your third party engineers that future reserve audit reports include a specific reference to 1202(a)(9) of Regulation S-K and expressly note their compliance with that definition. Please <u>ensure</u> that future reserve audit reports reference such compliance with that definition or will define that term in their report.

Undeveloped Acreage Expirations, page 24

3.   We note that at fiscal year end, on page 19 you disclose 131,700 net acres in the Barnett Shale. However, as announced on October 28, 2010, you have decided to offer for sale your Barnett Shale properties in Texas, but this only includes 53,000 net acres. If this proposed sale encompasses all of your Barnett Shale properties, then it appears that some 78,700 acres expired in this area alone in the nine-months since your year end. Please clarify, and explain if these developments reflect any inability of you to drill due to inadequate capital, equipment or personnel.

Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities

Estimated Quantities of Proved Oil and Gas Reserves (unaudited)

Reserve Estimation, page F-38

4.   In response to prior comment 4 you disclose that the wells associated with 4.5 % of PUDs, or 2% of total proved reserves, have not been drilled within five years of the booking date because of internal factors, namely the allocation of development capital across your portfolio. You response does not indicate if and when you intend to drill and produce these wells. Unless you are reasonably certain of developing these wells within the next five years, you should remove the reserve estimates associated with these wells. Please revise or advise.

Exhibits 99

5.   We note your response to prior comment 5. Please ensure that future reserve audit reports include the information requested by this comment.

6.   In response to prior comment 6 you disclose that such principles are sufficiently established and relied on in the industry such that they are generally accepted. However, while Section 1.2 of the SPE 2007 Standards does refer to "generally accepted petroleum engineering and evaluation principles," nowhere does this document list a compilation of such principles. Accordingly, please ensure that your third party engineer omits the reference to "generally accepted industry methods and evaluation principles" in its third party engineering report.

7.   We note your response to prior comment 7, as well as the revised Wright report that you filed with your Form 10-Q for the quarter ended September 30, 2010. However, Exchange Act Rule 12b-15 directs that all amendments must be filed under cover of the form amended. Thus, please file an amended Form 10-K to provide this revised report.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief